Exhibit 99.3

CONTACT:	Jeffrey J. Hattara (612) 851-6030	(NYSE-BMC) FOR IMMEDIATE RELEASE

BMC INDUSTRIES, INC. ANNOUNCES PRELIMINARY
THIRD QUARTER RESULTS

    October 26, 1999—Minneapolis, Minnesota—BMC Industries, Inc. announced today that based on preliminary analysis of its results of operations, it expects to report earnings in the range of ($0.02) to $0.02 per diluted share for the third quarter ended September 30, 1999. Earnings estimates issued by analysts projected third quarter earnings in the range from $0.12 to $0.13 per share. BMC expects total third quarter revenues to be comparable to the $88.6 million reported in third quarter 1998.

    Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated "We are disappointed that our preliminary results indicate poor performance for the third quarter. While our Precision Imaged Products group performed well, Vision-Ease performed below expectations. Vision-Ease's third quarter results were impacted negatively by lower sales, higher manufacturing costs and production performance issues and expenses related to the ramp-up for the introduction of the polycarbonate wafer lamination system. Late in the third quarter, management also determined that Vision-Ease inventory was overvalued due to higher manufacturing costs resulting from the consolidation of product lines growing out of the Orcolite acquisition, personnel turnover and systems integration problems."

    This statement regarding estimated results is preliminary, based on estimates and subject to final resolution of certain accounting items. BMC expects to report actual results for the third quarter on October 28, 1999. At that time, BMC will provide detailed financial results relating to the third quarter.

    This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties which could cause actual results to differ materially from those projected. These and other risks and uncertainties are detailed in BMC's Form 10-K for the year ended December 31, 1998 and other documents filed with the Securities and Exchange Commission.

    BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.